FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA AND KAROLINSKA INSTITUTET TO CREATE
 INTEGRATED TRANSLATIONAL RESEARCH CENTRE

AstraZeneca and the Swedish medical university Karolinska Institutet announced today their intention to create an Integrated Translational Research Centre for cardiovascular and metabolic disease and regenerative medicine located at Karolinska Institutet's site in Stockholm, Sweden. The Centre will be set up to conduct preclinical and clinical studies aimed at advancing the understanding of cardiovascular and metabolic disease pathophysiology and assessing new drug targets for AstraZeneca's two biotech units, AstraZeneca Innovative Medicines and Early Development (iMed) and MedImmune.

Building on the organisations' longstanding collaboration, the Centre will initially run for a period of five years and will be made up of between 20 and 30 scientists, including a number of AstraZeneca scientists. In addition, AstraZeneca will contribute up to 20 million USD per annum, and Karolinska Institutet will contribute expertise and facilities. The Centre is expected to be operational by mid-2013.

Menelas Pangalos, Executive Vice President of the Innovative Medicines and Early Development biotech unit at AstraZeneca said: "Working side by side and in the same laboratories as scientists from Karolinska Institutet, we can combine AstraZeneca's resources and drug discovery experience with the world-class research of Karolinska Institutet to dramatically accelerate our understanding of cardiometabolic diseases. Empowering world-class scientists to collaborate closely, with joint research goals, will speed our ability to translate ground-breaking research into the delivery of new medicines and advance AstraZeneca's scientific leadership in cardiovascular and metabolic disease."

Anders Hamsten, president of Karolinska Institutet said: "AstraZeneca is one of our most important partners. The creation of this research centre means great opportunities for excellent research and development of the healthcare sector. It will also strengthen the Stockholm region as a life science arena as well as the pharmaceutical industry in Sweden."

Karolinska Institutet is a world centre for biomedical and translational science and has a long history of scientific collaboration with AstraZeneca. In the field of cardiovascular and metabolic disease a three-year research partnership has recently been established, focusing on advancements in cardiac regenerative therapy. This work and the new Integrated Translational Research Centre will also feed into a collaboration announced today between AstraZeneca and Moderna Therapeutics, focused on the discovery and development of pioneering messenger RNA therapeuticsTM.

Elsewhere, Karolinska Institutet and AstraZeneca are working together to identify novel radioligands and advance the field of Positron Emission Tomography (PET), a modern imaging technique that allows for non-invasive examination of the human brain. In 2012, AstraZeneca and Karolinska Institutet announced a three-year research agreement to deliver new imaging tools that can help transition molecules through AstraZeneca's early research and development pipeline. The same year the parties created a Translational Sciences Centre to discover and deliver biomarkers for clinical use across AstraZeneca's portfolio. Additionally in 2012, AstraZeneca committed to investing in joint research projects within the Science for Life Laboratories (SciLifeLab), a joint venture between four Swedish universities, including Karolinska Institutet. Supported by the Swedish government, SciLifeLab provides a national platform in Sweden for genomics, proteomics, metabolomics and bioimaging.

About Karolinska Institutet
Karolinska Institutet is one of the world's leading medical universities. It accounts for over 40 per cent of the medical academic research conducted in Sweden and offers the country's broadest range of education in medicine and health sciences. Since 1901 the Nobel Assembly at Karolinska Institutet has selected the Nobel laureates in Physiology or Medicine. For more information please visit: www.ki.se

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

ASTRAZENECA CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Tony Jewell                                 +1 302 885 4594 (US)
Jacob Lund                                  +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                  +44 20 7604 8122 mob: +44 7785 432613
Karl Hård                                 +44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm               +44 20 7604 8124 mob: +44 7585 404950
Colleen Procter                       +1 302 886 1842 mob: +1 302 357 4882
Ed Seage                                  + 1 302 886 4065 mob: +1 302 373 1361

KAROLINSKA INSTITUTET CONTACTS

President, Karolinska Institutet Anders Hamsten
through press officer Claes Keisu  +46 8 524 838 92, mob: +46 76 215 29 62
E-mail: pressinfo@ki.se

21st March 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary